UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month May 2011
(Commission File No. 001-34473)
Grifols, S.A.
(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .                                        .

Grifols, S.A.
TABLE OF CONTENTS

Item	Sequential Page Number

1. Relevant fact, dated May 24, 2011.	2

RELEVANT EVENT
Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), GRIFOLS, S.A. (the “Company”) informs that at the Ordinary General Shareholders’ Meeting held today on second call all the proposals submitted to the shareholders’ approval have been passed. The complete text of the proposals is attached hereto and may also be viewed on the Company’s website (www.grifols.com).
In Barcelona, on this 24th May 2011

Raimon Grifols Roura
Secretary to the Board of Directors

GRIFOLS, S.A.
PROPOSALS SUBMITTED FOR THE APPROVAL OF THE
GENERAL SHAREHOLDERS MEETING
(23 / 24 May 2011)
First:	Review and approval, as the case may be, of the individual annual accounts and management report as well as the proposal of allocation of results relating to fiscal year ended December 31, 2010

To approve the Company’s individual annual accounts composed of the balance sheet, profit and loss account, net equity variations statement, cash flow statement and the annual report, as well as the individual management report relating to fiscal year ended December 31, 2010, which show a profit of EUR 63,547,595.00.

The Company’s individual annual accounts, which have been audited and will be deposited with the Commercial Registry, have been signed by all the members of the Board of Directors with the exception of Ms. Anna Veiga Lluch and Mr. Edgar Dalzell Janotta, who were absent due to travel.

In accordance with the annual accounts submitted, approval of the following profits’ allocation:

- Voluntary reserves	63,547,595.00	EUR

TOTAL	63,547,595.00	EUR
Second:	Review and approval, as the case may be, of the consolidated annual accounts and management report relating to fiscal year ended December 31, 2010

To approve the consolidated annual accounts of the Group composed of the consolidated balance sheet, profit and loss account, net equity variations statement, cash flow statement and annual report, as well as the management report of the Group relating to fiscal year ended December 31, 2010.

The consolidated annual accounts, which have been audited and will be deposited with the Commercial Registry, have been signed by all the members of the Board of Directors with the exception of Ms. Anna Veiga Lluch and Mr. Edgar Dalzell Jannotta, who are absent due to travel.

Third:	Review and approval, as the case may be, of the performance of the Board of Directors throughout fiscal year ended December 31, 2010

To approve the management by the Board of Directors, at both Company and Group level, throughout fiscal year ended December 31, 2010.

Fourth:	Re-election of auditors for the individual annual accounts

To re-elect the Company KPMG Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0702, with registered office in Madrid, Paseo de la Castellana, nº 95, registered at the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, as auditors of the individual annual accounts of the Company for the term of one year as of January 1, 2011. Such appointment will therefore comprise the audit of the annual accounts for fiscal year ended December 31, 2011.

Fifth:	Re-election of auditors for the consolidated annual accounts

To re-elect the Company KPMG Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0702, with registered office in Madrid, Paseo de la Castellana, nº 95, registered at the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, as auditors of the consolidated annual accounts of the Company for the term of one year as of January 1, 2011. Such appointment will therefore comprise the audit of the annual accounts for fiscal year ended December 31, 2011.

Sixth:	Amendment of the Company’s By-laws
6.1.-	Amendment of article 18 of the Company’s By-laws in order to have more flexibility when choosing the place where general shareholders meetings will be held.

To amend article 18 of the Company’s By-laws, which will henceforth read as follows:

“Article 18.- The General Shareholders Meeting may be held in any municipality of the province of Barcelona. The Meetings will be chaired by the Chairman of the Board of Directors or by any board member that is validly taking his place, and failing that, by the attendee the shareholders appoint as such. The Chairman shall be assisted by the Secretary, who shall also be the Secretary to the Board. In the absence of the Secretary, the Vicesecretary shall act as such and, failing that, the shareholder attending the meeting that the shareholders have designated to act as Secretary. The Chairman shall lead the debate and resolve any questions arising at the meeting. Before debating over the items included on the Agenda, a list of the persons attending the meeting shall be prepared, stating for each attendee the capacity in which they are attending as well as the number of shares which they own or represent. The deliberations and resolutions adopted at the Meeting shall be recorded in the minutes, which will be incorporated to the corresponding Book, and shall be approved in the manner provided by law. The certificates of such minutes shall be issued by the Secretary to the Board and approved by the Chairman.”

6.2.-	Amendment of article 24.ter of the Company’s By-Laws in order to increase flexibility in the management of the Audit Committee

To amend article 24.ter of the Company’s By-laws, which will henceforth read as follows:

“Article 24.ter.- the Audit Committee.-
1.	The Audit Committee shall be comprised of a minimum of three (3) directors and a maximum of five (5), to be appointed by the Board of Directors. The Audit Committee shall in any case be made up with a majority of external directors with an adequate representation of independent directors.

2.	The Chairman of the Committee, which position shall be held by an external director, shall be appointed by the Board of Directors. The Chairman shall be replaced every four (4) years and may be eligible for re-election only after one (1) year has elapsed since last holding office. The Board of Directors will appoint the Secretary of the Audit Committee, who may be (a) one of the members the Audit Committee (and, in such case, will be Secretary member of the Audit Committee), (b) any other member of the Board of Directors of the Company who is not a member of the Audit Committee (and, in such case, will be Secretary non member of the Audit Committee), or (c) the Secretary or Vicesecretary of the Board of Directors of the Company (and, in such case, will be Secretary non member of the Audit Committee). The Secretary shall record the resolutions passed at each meeting of the Committee in the minutes and report to the full meeting of the Board of Directors through the Chairman. The Audit Committee shall be deemed validly held when half plus one of its members attended, personally or by proxy. Resolutions shall be passed by an absolute majority of the members present at the meeting. In the event of a tie vote, the Chairperson shall have the casting vote.

3.	Notwithstanding the provisions of the Law, these By-laws or other commitments assigned to it by the Board of Directors,

the Audit Committee shall have the following basic responsibilities:
(a)	Report to the shareholders at the General Shareholders Meeting regarding issues raised in connection with the matters for which the Committee is responsible;

(b)	Propose to the Board of Directors, for submission to the shareholders at the General Shareholders Meeting, the appointment of the Company’s external auditors, the terms and conditions of employment of the auditors, the scope of their professional duties and, where appropriate, their removal or non-renewal;

(c)	Monitor the internal audit services and inform about the selection, appointment, re-election and removal of its director;

(d)	Know the process for gathering financial information and the internal control system of the Company; review the Annual Accounts and the periodic financial statements that should be submitted to the securities regulatory authorities and make sure that the appropriate accounting standards are followed; report to the Board of Directors on any change in the accounting standards and on balance sheet and off balance sheet risks;

(e)	Receive information from the auditors regarding matters that could impair their independence, or any other matters relating to conduct of audits of the financial statements as well as any other communications provided for in the legislation governing audits of financial statements and in technical auditing regulations;

(f)	Supervise the transactions carried out by the Company with significant shareholders as set forth in the Regulations of the Board of Directors;

(g)	Ensure compliance with the Internal Code of Conduct for Securities Market Issues, these Regulations, the rules of conduct set out in the “Code of Ethics for Grifols Executives” and, in general, any other corporate regulations. Make the necessary proposals to improve such regulations;
4.	The Audit Committee shall meet as many times as necessary to fulfil its duties.

5.	Any member of the executive board or the Company staff whose presence is required by the Chairman is obliged to attend the meetings of the Committee as well as to provide the assistance and information requested. The Chairman may also request attendance of the Auditors to the meetings.

6.	In order to ensure the correct fulfillment of its duties, the Audit Committee may request advice from external experts.”
Seventh:	Appointment and re-election of directors
7.1.-	Appointment of director

To appoint Mr. Luís Isasi Fernández de Bobadilla as director of the Company for the term of five (5) years.

It is hereby stated that, in accordance with the report issued by the Appointments and Remuneration Committee, the appointed director will be qualified as an “independent” director.

7.2.-	Re-election of director

To re-elect Mr. Thomas Glanzmann, whose personal data are recorded in the Commercial Registry, as director of the Company for the term of five (5) years.

It is hereby stated that, in accordance with the report issued by the Appointments and Remuneration Committee, Mr. Glanzmann is still qualified as an “independent” director.

7.3.-	Determination of the number of the members of the Board of Directors

Prior to the appointment of the director mentioned in section 7.1. above, the Board of Directors of the Company was comprised of ten (10) members. Following this new appointment, it is proposed that the number of members of the Board of Directors be increased, which henceforth will be comprised of eleven (11) members.
Eighth:	Approval of Board Members’ remuneration

To approve the payment of a total gross annual amount of EUR 60,000 for the fiscal year 2011 as remuneration to each of the members of the Board of Directors qualified as independent director.

Ninth:	Granting of powers of attorney to execute and formalise the resolutions passed at the Meeting

To empower all the members of the Board of Directors as well as the Secretary and the Vicesecretary, who are not members of the Board, so that any of them, individually, may execute and raise to the status of public document the resolutions passed at the General Shareholders Meeting, with faculties to amend, correct or clarify such resolutions according to the written or spoken report issued by the Commercial Registry and with the sole purpose of registering such resolutions with the aforementioned Registry, being, further empowered, if applicable, to request the partial registration of such resolutions. This authorisation also includes the faculty to sign any public or private documents necessary for the execution, development and formalization of any of the resolutions passed by the shareholders at the Meeting without limitation.
*           *           *

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.
By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: May 24, 2011